RocketFuel Blockchain, Inc.

201 Spear Street, Suite 1100

San Francisco, CA 94105

(424) 256-8560 ● (310) 388-0582 (fax)

Bennett J. Yankowitz

Chief Financial Officer

b.yankowitz@rocketfuel.inc

July 8, 2024

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Comment Letter dated May 2, 2024

Ladies and Gentlemen:

This letter responds to the comments made to RocketFuel Blockchain, Inc. (“we” or the “Company”) in your letter of May 2, 2024 regarding the Company’s Annual Report on Form 10-K filed with the Commission on August 21, 2023 (the “10-K”). The numbered paragraphs below correspond to the numbered comments in your letter.

1. The following is our proposed amended disclosure for page 10:

We may require additional financing to sustain or grow our operations.

Our growth will be dependent on our ability to access additional equity and debt capital. Moreover, part of our business strategy may involve the use of debt financing to increase potential revenues. Our inability in the future to ~~conduct a successful cryptocurrency token sale~~, obtain additional equity capital or a corporate credit facility on attractive terms, or at all, could adversely impact our ability to execute our business strategy, which could adversely affect our growth prospects and future shareholder returns.

The following is our proposed amended disclosure for page 16:

The applicability of government regulations of digital currencies is uncertain and evolving.

There are uncertainties related to the regulatory regimes governing blockchain technologies, cryptocurrencies, digital assets, cryptocurrency exchanges, ~~and any digital tokens that we may issue~~, and new international, federal, state and local regulations or policies may materially adversely affect us and the market price for our shares.

Various legislative and executive bodies in the United States and in other countries may, in the future, adopt laws, regulations, or guidance, or take other actions that could severely impact ~~the permissibility of any tokens that we may issue in the future,~~ our blockchain and the network or cryptocurrency generally and, in each case, the technology behind them or the means of transacting in or transferring them. It is difficult to predict how or whether regulatory agencies may apply existing or new regulation with respect to this technology and its applications, including our blockchain and the network. In addition, self-regulatory bodies may be established that set guidelines regarding cryptocurrencies, and our network, which could have similar effects to new policies adopted by government bodies.

The following is our proposed amended disclosure for page 31, second paragraph under “Gert Funk”:

He will also receive a cash bonus equal to 2.5% of the net proceeds (i.e., adjusted for our costs) of any initial exchange offering (IEO), token generation event (TGE) or similar financing (a “Token Transaction”) completed on or before the date that is 12 months after the formal acceptance by the Board of a proposal for a Token Transaction (start date, milestones, responsibilities). In the event the Board decides to cancel the Token Transaction, Mr. Funk and the Board shall agree upon a mutually acceptable bonus structure in lieu of the foregoing. As of January 1, 2023, the Board determined to cancel any Token Transactions. The Board and Mr. Funk have not yet agreed upon a suitable replacement bonus structure.

2. We are not actively pursuing the loyalty program or the use of NFT’s. While our Interface Development Agreement with ACI concerned the development of a white-labeled loyalty program for use on ACI’s platform, ACI has informed us that this project is on hold and that they have no immediate plans to revive it. If in the future we revive the loyalty program we will make the requested disclosures regarding compliance with the securities laws. Please note our prior statement: “Excluded from the scope of work is the creation of coins or tokens, NFT’s, and plugins for online stores.”

We have or shortly will be removing the following page on our website discussing NFT’s: https://rocketfuel.inc/rocketfuels-crypto-loyalty-program-how-nfts-can-help-your-business/.

3. Our proposed disclosure is as follows:

In February 2022, we entered into a Strategic Alliance Agreement with ACI Worldwide Corp. (“ACI”). Under the agreement, we agreed to use commercially reasonable efforts to make our software products, solutions and services compatible with ACI’s payment transaction processing services, and ACI agreed to use commercially reasonable efforts to make its payment transaction processing services compatible with our services. We also agreed to use reasonable effort to promote and recommend ACI’s services to prospective mutual clients.

The Agreement has a term of one year, subject to automatic renewal for subsequent one-year periods unless either party elects not to renew and gives the other party 90’s days prior written notice thereof. The Agreement is also subject to termination by either party for cause upon 30 days’ notice and in certain circumstances may be terminated by ACI upon a material adverse change in our business or financial condition or if ACI reasonably believes that our services would violate any applicable law or regulation or the rules applicable to the payment industry.

4. We will make the requested changes.

5. The following chart summarizes the flow of funds for U.S. transaction settled through our Coinbase account:

As discussed in our previous response, Coinbase Custody is a licensed custodian. When a shopper makes a purchase using cryptocurrency, the funds are transferred to our custodial account at Coinbase. Funds are then settled to the merchant in fiat via our U.S.-based bank, Lead Bank, or, less frequently, in the form of USDC or another stable coin.

The following chart summarizes the flow of funds for U.S. transaction settled through our Fortress account:

As discussed in our previous response, Coinbase Custody is a licensed custodian. When a shopper makes a purchase using cryptocurrency, the funds are transferred to our account at Fortress. Funds are then settled to the merchant by Fortress in the form of USDC or another stable coin. Fortress does not provide us with settlement via fiat currencies.

Our non-U.S. transactions are processed through our Danish subsidiary, which processes a Virtual Assets Services Provider (“VASP”) license. These transactions are made by businesses with operations in more than one jurisdiction that wish to transfer funds to themselves or their affiliates using stable coins as a more efficient alternative to bank wire transfers. The customers send either fiat or stablecoins to our account at the Krakken exchange and are settled through our subsidiary’s bank account at FinXP Bank in Malta. The flow of funds is similar to that described above for our Coinbase transactions.

We also have an agreement with Nuvei Limited to provide shoppers with our merchant customers the possibility to pay online and, in the case of credit or debit cards, through what are commonly called card-not-present transactions. In this case Nuvei provides custodial services to us.

We do not treat any funds form a shopper or other payor on any of our platforms as assets of our company, and we do not record them as assets on our balance sheet.

Please let me know if you have any additional questions.

Sincerely,

/s/ Bennett J. Yankowitz
Bennett J. Yankowitz
Chief Financial Officer